U.S. Securities and Exchange Commission
Washington, D.C. 20549

04048707

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# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECD S.E.C.
OCT 28 2004
1086

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 10-26-04
Current Report on Form 8-K 2004-RS10
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

**SIGNATURES**

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 26th day October 2004.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: [signature]
Name: Mark White
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2004, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS DATED OCTOBER 26, 2004
("MATERIAL PREVIOUSLY DATED OCTOBER 20, 2004 AS CORRECTED")

# $1,250,000,000 (Approximate)

# GMAC RFC

## MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2004-RS10

## RAMP SERIES 2004-RS10 TRUST
Issuer

## RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.
Depositor

## RESIDENTIAL FUNDING CORPORATION
Master Servicer

October 26, 2004

CREDIT SUISSE | FIRST BOSTON

The information herein has been provided solely by Credit Suisse First Boston LLC ("CSFB") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither CSFB nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

# RAMP Series 2004-RS10 Trust Structure Summary

## Characteristics of the Certificates (1), (2), (3)

| Class | Amount ($) | Ratings (S&P /Moody's) | Bond Type | Pmt Delay (days) | Interest Accrual Basis | WAL (yrs.) to Call | Principal Window (mos.) to Call / # of mos. | Exp. Maturity to Call | Final Scheduled Maturity |
|---|---|---|---|---|---|---|---|---|---|
| A-I-1 | $103,200,000 | AAA / Aaa | Sr Fltr [4] | 0 | Actual/360 | 1.00 | 1 - 23 / 23 | September 2006 | November 2023 |
| A-I-2 | 27,900,000 | AAA / Aaa | Sr Fxd [5] | 24 | 30/360 | 2.20 | 23 – 30 / 30 | April 2007 | July 2026 |
| A-I-3 | 36,300,000 | AAA / Aaa | Sr Fxd [5] | 24 | 30/360 | 3.00 | 30 – 44 / 44 | June 2008 | July 2029 |
| A-I-4 | 39,600,000 | AAA / Aaa | Sr Fxd [7] | 24 | 30/360 | 5.00 | 44 - 83 / 83 | September 2011 | November 2032 |
| A-I-5 | 27,900,000 | AAA / Aaa | Sr Fxd [6,7] | 24 | 30/360 | 9.48 | 83 - 119 / 253 | September 2014 | October 2034 |
| A-I-6 | 26,100,000 | AAA / Aaa | Sr Fxd – NAS [7] | 24 | 30/360 | 6.74 | 37 - 119 / 251 | September 2014 | October 2034 |
| M-I-1 | 21,750,000 | AA / Aa2 | Mez Fxd [6,7] | 24 | 30/360 | 6.59 | 39 - 119 / 206 | September 2014 | October 2034 |
| M-I-2 | 9,750,000 | A / A2 | Mez Fxd [6,7] | 24 | 30/360 | 6.59 | 39 - 119 / 180 | September 2014 | October 2034 |
| M-I-3 | 7,500,000 | BBB / Baa2 | Mez Fxd [6,7] | 24 | 30/360 | 6.59 | 39 - 119 / 161 | September 2014 | October 2034 |
| **Total Group I** | **$300,000,000** | | | | | | | | |
| A-II-1 | $351,700,000 | AAA / Aaa | Sr Fltr [8] | 0 | Actual/360 | 1.05 | 1 - 23 / 23 | September 2006 | May 2027 |
| A-II-2 | 150,000,000 | AAA / Aaa | Sr Fltr [8] | 0 | Actual/360 | 1.50 | 1 - 56 / 56 | June 2009 | January 2033 |
| A-II-3 | 235,400,000 | AAA / Aaa | Sr Fltr [6,8] | 0 | Actual/360 | 3.00 | 23 - 68 / 99 | June 2010 | October 2034 |
| A-II-4 | 30,000,000 | AAA / Aaa | Sr Fltr [6,8] | 0 | Actual/360 | 5.54 | 56 - 68 / 148 | June 2010 | October 2034 |
| M-II-1 | 68,900,000 | AA / Aa2 | Mez Fltr [6,8] | 0 | Actual/360 | 4.56 | 45 - 68 / 128 | June 2010 | October 2034 |
| M-II-2 | 54,600,000 | A / A2 | Mez Fltr [6,8] | 0 | Actual/360 | 4.25 | 41 - 68 / 118 | June 2010 | October 2034 |
| M-II-3 | 21,400,000 | A- / A3 | Mez Fltr [6,8] | 0 | Actual/360 | 4.15 | 40 - 68 / 106 | June 2010 | October 2034 |
| M-II-4 | 21,400,000 | BBB+ / Baa1 | Mez Fltr [6,8] | 0 | Actual/360 | 4.11 | 39 - 68 / 99 | June 2010 | October 2034 |
| M-II-5 | 16,600,000 | BBB / Baa2 | Mez Fltr [6,8] | 0 | Actual/360 | 4.07 | 38 - 68 / 91 | June 2010 | October 2034 |
| **Total Group II** | **$950,000,000** | | | | | | | | |
| **Grand Total** | **$1,250,000,000** | | | | | | | | |

**Notes:**

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:
Group I Loans: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
Group II Loans: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call of the related Loan Group and (ii) the maturity of the related Loan Group.

(4) The pass-through rate on the Class A-I-1 Certificates will be equal to the lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.

(5) The pass-through rate on the Class A-I-2 and Class A-I-3 Certificates will be equal to the related fixed rate per annum.

(6) If the 10% optional call for the Group I Loans is not exercised, the coupon on the Class A-I-5 Certificates and the Class M-I-1 through Class M-I-3 Certificates will increase by 0.50% per annum beginning on the second Distribution Date after the first possible related optional call date. Likewise, if the 10% optional call for the Group II Loans is not exercised, the margin on the Class A-II-3 and Class A-II-4 Certificates will double, and the margin on the Class M-II Certificates will each increase by a 1.5x multiple, in each case beginning on the second Distribution Date after the first possible related optional call date.

(7) The pass-through rates on the Class A-I-4, Class A-I-5, Class A-I-6, and Class M-I Certificates will be equal to the related fixed rate per annum, subject to the Group I Net WAC Cap Rate.

(8) The pass-through rate on the Class A-II and Class M-II Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap Rate and (iii) 14.00% per annum.

# Transaction Overview

| | |
|---|---|
| **Issuer:** | RAMP Series 2004-RS10 Trust. |
| **Certificates:** | The Class A-I-1 through Class A-I-6 Certificates (collectively, the "Class A-I Certificates") and the Class M-I-1 through Class M-I-3 Certificates (collectively, the "Class M-I Certificates"), are backed primarily by first lien, fixed-rate mortgage loans (the "Group I Loans").<br><br>The Class A-II-1 through Class A-II-4 Certificates (collectively the Class "A-II Certificates") and the Class M-II-1 through Class M-II-5 Certificates (collectively, the "Class M-II Certificates") are backed by first lien, adjustable-rate mortgage loans (the "Group II Loans").<br><br>The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-I Certificates and Class M-II Certificates are referred to together as the "Class M Certificates." |
| **Lead Manager:** | Credit Suisse First Boston LLC. |
| **Co-Managers:** | Greenwich Capital Markets, Inc., J.P. Morgan Securities Inc. and Residential Funding Securities Corporation. |
| **Depositor:** | Residential Asset Mortgage Products, Inc. ("RAMP"). |
| **Trustee:** | JPMorgan Chase Bank. |
| **Master Servicer:** | Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc. |
| **Subservicer:** | Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 99.71% of the Group I Loans and 99.97% of the Group II Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation. |
| **Cut-off Date:** | October 1, 2004 after deducting payments due during the month of October 2004. |
| **Statistical Calculation Date:** | October 1, 2004. |
| **Settlement Date:** | On or about October 29, 2004. |
| **Distribution Dates:** | 25th of each month (or the next business day if such day is not a business day) commencing on November 26, 2004. |
| **Form of Certificates:** | Book-entry form through DTC, Clearstream and Euroclear. |
| **Minimum Denominations:** | For the Class A, Class M-I-1 and Class M-II-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; For the Class M-I-2, Class M-I-3, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates: $250,000 and integral multiples of $1 in excess thereof. |

**ERISA Considerations:**

It is expected that, as of the Settlement Date, the Class A Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M Certificates are not expected to be eligible for purchase by such plans as of the Settlement Date. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Certificates.

**Legal Investments:**

The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

**Tax Status:**

One or more REMIC elections.

**Collateral Description:**

Two loan groups: Group I (fixed) and Group II (adjustable).Group I Loans will consist primarily of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $[300,000,000] as of the Cut-off Date.

- Group II Loans will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $[950,000,000] as of the Cut-off Date.

**Prepayment Assumptions:**

- Group I – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
- Group II – 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR.).

**Optional Calls:**

If the aggregate principal balance of either the Group I Loans or Group II Loans falls below 10% of the original principal balance of the respective group (the "Optional Call Date"), the Master Servicer may terminate the trust with respect to that loan group. The optional calls are independent of each other. The exercise of the optional calls may be subject to limitations as described in the prospectus supplement.

**The Negotiated Conduit Asset Program:**

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. Through the NCA program, Residential Funding seeks to acquire recently originated mortgage loan products with the characteristics described in the attached collateral tables. The mortgage loans may include a combination of layered risk factors including, but not limited to, credit score, reduced loan documentation, debt-to-income ratio, and loan to value ratio.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A" quality, non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.
- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A" quality borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.
- Home Solution program, under which Residential Funding purchases first lien "A"quality mortgage loans with LTVs up to 107%, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or whose total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.
- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A" quality credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "AlterNet" program guidelines allows.

**Credit Enhancement:**

**A. Subordination.**

Except as described below, with respect to each loan group, if the related Class M Certificates remain outstanding, losses on the related mortgage loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of related Class M Certificates with the lowest payment priority, and the other related classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the related Class M Certificates are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

| Group I | | Group II | |
|---|---|---|---|
| Class | Initial Subordination (1) | Class | Initial Subordination (1) |
| A-I | 16.50% | A-II | 23.25% |
| M-I-1 | 9.25% | M-II-1 | 16.00% |
| M-I-2 | 6.00% | M-II-2 | 10.25% |
| M-I-3 | 3.50% | M-II-3 | 8.00% |
| | | M-II-4 | 5.75% |
| | | M-II-5 | 4.00% |

(1) Includes the target overcollateralization requirement as described herein.

**B. Overcollateralization ("OC")**

| | Group I | Group II |
|---|---|---|
| Initial (% Orig) | 0.00% | 0.00% |
| OC Target (% Orig) | 3.50% | 4.00% |
| Stepdown OC Target (% Current) | 7.00% | 8.00% |
| OC Floor (% Orig) | 0.50% | 0.50% |

**C. Cross-collateralization.**
The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of OC in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

**D. Excess Spread.**
Group I: Initially equal to approximately [321] bps per annum.
Group II: Initially equal to approximately [507] bps per annum.

**Priority of Payments:**

Payments to the holders of the Certificates will be made from the available amount from each loan group generally as follows:

(1) Distribution of accrued and unpaid interest to the related certificates;

(2) Distribution of principal to the related certificates, in the priority described herein;

(3) Distribution of principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the mortgage loans, to cover realized losses;

(4) Distribution of additional principal, only to the extent the certificate principal balance of the non-related certificates exceeds the stated principal balance of the non-related mortgage loans, to the non-related certificates from the excess interest on the related mortgage loans;

(5) Distribution of additional principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the related mortgage loans, until the required level of overcollateralization is reached;

(6) Payment to the related certificates and subsequently, to the non-related certificates, in respect of prepayment interest shortfalls;

(7) To the extent provided in the prospectus supplement, payment to certain Group I Certificates in respect of any Group I Net WAC Cap Shortfall Carry-Forward Amount due to the application of the cap on the related pass-through rate, in the priority described in the prospectus supplement, and payment to the Group II Certificates in respect of any Group II Basis Risk Shortfall Carry-Forward Amount in the priority described among the related certificates based on the amount of Group I Net WAC Cap Shortfall or Group II Basis Risk Shortfall, as applicable;

(8) Payment to the related certificates and subsequently, to the non-related certificates, in respect of current relief act shortfalls;

(9) To pay to the holders of the related Class A Certificates, pro rata, and then to the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(10) To pay to the holders of the non-related Class A Certificates, pro rata, and then to the non-related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

(11) Distribution of any remaining funds to the non-offered certificates.

**Interest Accrual Period:**

With respect to any distribution date and the Class A-I-2 through Class A-I-6 Certificates and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

With respect to any distribution date and the Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

**Pass-Through Rates:**

Group I Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap Rate.
- On each Distribution Date, for the Class A-I-2 and Class A-I-3 Certificates, interest will accrue at a fixed rate equal to their respective fixed rate coupon.
- On each Distribution Date, for the Class A-I-4, Class A-I-5, Class A-I-6 and Class M-I Certificates, interest will accrue at a rate equal to the lesser of (a) their respective fixed rate coupons and (b) the Group I Net WAC Cap Rate.
- The fixed rate coupon on the Class A-I-5 Certificates and the Class M-I Certificates will increase by 0.50% per annum for any Distribution Date beginning on the second Distribution Date after the first possible related Optional Call Date.

Group II Pass-Through Rates:

- The Class A-II-1 Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-II-1 Margin"), (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-2 Pass-Through will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-II-2 Margin"), (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-3 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II-3 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II-3 Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-4 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II-4 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II-4 Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class M-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus the related Class M-II Margin, and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the related Class M-II Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.

**Group I Net WAC Cap Rate:**

With respect to any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

With respect to any Distribution Date on which the Pass-Through Rate on the Group I Certificates is limited to the Group I Net WAC Cap Rate, the resulting shortfall (the "Group I Net WAC Cap Shortfall") will carry forward with interest thereon (the

"Group I Net WAC Cap Shortfall Carry-Forward Amount").

**Group II Net WAC Cap Rate:** For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group II Certificates is limited to the Group II Net WAC Cap Rate, the resulting shortfall (the "Group II Basis Risk Shortfall") will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Group II Basis Risk Shortfall Carry-Forward Amount").

**Weighted Average Monthly Fees:** Master servicing fee and subservicing fee of approximately:

[0.34%] per annum for Group I
[0.49%] per annum for Group II

**Net Mortgage Rate:** With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.

**Eligible Master Servicing Compensation:** For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

**Advances:** The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

**Overcollateralization Amount:** With respect to any Distribution Date and either loan group, the excess, if any, of the aggregate stated principal balance of the mortgage loans in the related loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the related Class A Certificates and related Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

**Group I Required Overcollateralization Amount:** With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, 3.50% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) 7.00% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group I.

**Trigger Event:**

A Trigger Event is in effect with respect to either loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [48]% of the Group I Senior Enhancement Percentage or [38]% of the Group II Senior Enhancement Percentage, respectively, or (ii) cumulative realized losses on the related mortgage loans as a percentage of the initial aggregate principal balance of the related mortgage loans as of the Cut-off Date exceed the following amounts:

| | Group I Loans | Group II Loans |
|---|---|---|
| Months 37-48 | [1.75]% in the first month plus an additional 1/12th of [1.25]% for every month thereafter | [4.00]% in the first month plus an additional 1/12th of [2.25]% for every month thereafter |
| Months 49-60 | [3.00]% in the first month plus an additional 1/12th of [1.00]% for every month thereafter | [6.25]% in the first month plus an additional 1/12th of [1.75]% for every month thereafter |
| Months 61-72 | [4.00]% in the first month plus an additional 1/12th of [0.75]% for every month thereafter | [8.00]% in the first month plus an additional 1/12th of [0.75]% for every month thereafter |
| Months 73-84 | [4.75]% ]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter | [8.75]% |
| Months 85 and thereafter | [5.00]% | [8.75]% |

**Sixty-Plus Delinquency Percentage:**

With respect to any Distribution Date and each loan group, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans of the related loan group that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans of the related loan group immediately preceding that Distribution Date.

**Group I Senior Enhancement Percentage:**

For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-I-1, Class M-I-2 and Class M-I-3 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Group I Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date.

**Overcollateralization Floor:**

As to either loan group, an amount equal to 0.50% of the aggregate stated principal balance of the related mortgage loans as of the Cut-off Date.

**Overcollateralization Increase Amount:**

With respect to any Distribution Date and either loan group, an amount equal to the lesser of (i) available excess cash flow from the related and non-related mortgage loans available for payment of the Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the related Required Overcollateralization Amount for that Distribution Date over (y) the related Overcollateralization Amount for that Distribution Date.

**Overcollateralization Reduction Amount:**

With respect to any Distribution Date and each loan group for which the related Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the related Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the related mortgage loans for that Distribution Date.

**Excess Overcollateralization Amount:** With respect to any Distribution Date, the excess, if any, of the related Overcollateralization Amount over the related Required Overcollateralization Amount.

**Group I Principal Distribution Amount:** As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-I and Class M-I Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group I Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

**Class A-I Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the Group I Principal Distribution Amount for that Distribution Date or *(ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in* effect for that Distribution Date, the lesser of:

- the Group I Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

**Priority of Class A-I Principal Distributions:** The Class A-I Principal Distribution Amount will be distributed to the Class A-I-1 through the Class A-I-6 Certificates as follows: first to the Class A-I-6 Certificates in an amount equal to the Class A-I-6 Lockout Distribution Amount for that distribution date, and then the remaining amounts will be paid to the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5 and Class A-I-6 Certificates, in that order, in each case until paid in full.

**Class A-I-6 Lockout Distribution Amount:** For any Distribution Date, the product of (x) the Class A-I-6 Lockout Percentage (as set forth in the underlying table) for that Distribution Date and (y) the Class A-I-6 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-6 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the certificate principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date.

**Class A-I-6 Pro Rata Distribution Amount:** For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

**Class A-I-6 Lockout Percentage:**

| Distribution Dates | Lockout Percentage |
|---|---|
| November 2004 through and including October 2007 | 0% |
| November 2007 through and including October 2009 | 45% |
| November 2009 through and including October 2010 | 80% |
| November 2010 through and including October 2011 | 100% |
| November 2011 and thereafter | 300% |

**Class M-I-1 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

**Class M-I-2 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I-1 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount and Class M-I-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

**Class M-I-3 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

**Group I Subordination Percentage:** As to any class of Class A-I or Class M-I Certificates, the respective percentage set forth below:

| Class | Percentage |
|---|---|
| A-I | 67.00% |
| M-I-1 | 81.50% |
| M-I-2 | 88.00% |
| M-I-3 | 93.00% |

**Group I Stepdown Date:** The Distribution Date which is the later to occur of (x) the Distribution Date in November 2007 and (y) the first distribution date on which the Group I Senior Enhancement Percentage is equal to or greater than 33.00%.

**Group II Required Overcollateralization Amount:** With respect to any Distribution Date and the Group II Loans, (a) if such Distribution Date is prior to the Group II Stepdown Date, 4.00% of the aggregate stated principal balance of the Group II Loans as of the Cut-off Date, or (b) if such Distribution Date is on or after the Group II Stepdown Date, the greater of (i) 8.00% of the current aggregate stated principal balance of the Group II Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group II.

**Group II Senior Enhancement Percentage:** For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates and (ii) the Group II Overcollateralization Amount, in each case prior to the distribution of the Group II Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date.

**Group II Principal Distribution Amount:** As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-II and Class M-II Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group II Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

**Class A-II Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the Group II Principal Distribution Amount for that Distribution Date or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group II Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-II Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

**Class A-II Principal Distributions:** Approximately [78.18]% of the Class A-II Principal Distribution Amount will be distributed to the Class A-II-1 Certificates until the certificate principal balance thereof has been reduced to zero, then to the Class A-II-3 Certificates until the certificate principal balance thereof has been reduced to zero and then to the Class A-II-4 Certificates until the certificate principal balance thereof has been reduced to zero.

Approximately [21.82]% of the Class A-II Principal Distribution Amount will be distributed to the Class A-II-2 Certificates until the certificate principal balance thereof has been reduced to zero and then to the Class A-II-4 Certificates until the certificate principal balance thereof has been reduced to zero.

**Class M-II-1 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal

balance of the Class A-II Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

**Class M-II-2 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II Certificates and Class M-II-1 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount and Class M-II-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

**Class M-II-3 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1 and Class M-II-2 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage

and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

**Class M-II-4 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2 and Class M-II-3 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

**Class M-II-5 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3 and Class M-II-4 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount for that Distribution Date) and (2) the

certificate principal balance of the Class M-II-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

**Group II Subordination Percentage:** As to any class of Class A-II or Class M-II Certificates, the respective percentage set forth below:

| Class | Percentage |
|---|---|
| A-II | 53.50% |
| M-II-1 | 68.00% |
| M-II-2 | 79.50% |
| M-II-3 | 84.00% |
| M-II-4 | 88.50% |
| M-II-5 | 92.00% |

**Group II Stepdown Date:** The Distribution Date which is the later to occur of (x) the Distribution Date in November 2007 and (y) the first Distribution date on which the Group II Senior Enhancement Percentage is equal to or greater than 46.50%.

**Subsequent Recoveries:** Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

# Available Funds Cap Schedule

## Class A-I-1 Certificates

| Month | Payment Date | Net WAC Rate[1] |
|---|---|---|
| 1 | 10/29/04 | n/a |
| 2 | 11/25/04 | 6.76 |
| 3 | 12/25/04 | 6.99 |
| 4 | 01/25/05 | 6.76 |
| 5 | 02/25/05 | 6.76 |
| 6 | 03/25/05 | 7.49 |
| 7 | 04/25/05 | 6.76 |
| 8 | 05/25/05 | 6.99 |
| 9 | 06/25/05 | 6.76 |
| 10 | 07/25/05 | 6.99 |
| 11 | 08/25/05 | 6.77 |
| 12 | 09/25/05 | 6.77 |
| 13 | 10/25/05 | 6.99 |
| 14 | 11/25/05 | 6.77 |
| 15 | 12/25/05 | 6.99 |
| 16 | 01/25/06 | 6.77 |
| 17 | 02/25/06 | 6.77 |
| 18 | 03/25/06 | 7.49 |
| 19 | 04/25/06 | 6.77 |
| 20 | 05/25/06 | 6.99 |
| 21 | 06/25/06 | 6.77 |
| 22 | 07/25/06 | 6.99 |
| 23 | 08/25/06 | 6.77 |

[1] Run at prepayment assumption to call.

# Net WAC Cap Schedule

## Group II Certificates

| Month | (%)[1] | (%)[2] | Month | (%)[1] | (%)[2] |
|---|---|---|---|---|---|
| 1 | 6.95 | 6.95 | 35 | 8.34 | 10.07 |
| 2 | 7.19 | 7.19 | 36 | 8.79 | 11.57 |
| 3 | 6.95 | 6.95 | 37 | 8.51 | 11.21 |
| 4 | 6.95 | 6.95 | 38 | 8.79 | 11.58 |
| 5 | 7.70 | 7.70 | 39 | 8.51 | 11.21 |
| 6 | 6.95 | 6.97 | 40 | 8.51 | 11.21 |
| 7 | 7.19 | 7.20 | 41 | 9.09 | 11.98 |
| 8 | 6.96 | 6.97 | 42 | 8.51 | 12.13 |
| 9 | 7.19 | 7.20 | 43 | 8.79 | 12.54 |
| 10 | 6.96 | 6.97 | 44 | 8.51 | 12.14 |
| 11 | 6.96 | 6.97 | 45 | 8.79 | 12.54 |
| 12 | 7.19 | 7.20 | 46 | 8.51 | 12.14 |
| 13 | 6.96 | 6.98 | 47 | 8.51 | 12.15 |
| 14 | 7.19 | 7.21 | 48 | 8.79 | 12.83 |
| 15 | 6.96 | 6.99 | 49 | 8.51 | 12.42 |
| 16 | 6.96 | 6.99 | 50 | 8.79 | 12.84 |
| 17 | 7.70 | 7.73 | 51 | 8.51 | 12.42 |
| 18 | 6.96 | 6.99 | 52 | 8.51 | 12.43 |
| 19 | 7.19 | 7.22 | 53 | 9.42 | 13.76 |
| 20 | 6.96 | 6.99 | 54 | 8.51 | 12.52 |
| 21 | 7.19 | 7.22 | 55 | 8.79 | 12.94 |
| 22 | 6.96 | 6.99 | 56 | 8.51 | 12.52 |
| 23 | 6.96 | 6.99 | 57 | 8.79 | 12.94 |
| 24 | 8.62 | 9.50 | 58 | 8.51 | 12.52 |
| 25 | 8.34 | 9.20 | 59 | 8.49 | 12.61 |
| 26 | 8.62 | 9.51 | 60 | 8.73 | 13.29 |
| 27 | 8.34 | 9.20 | 61 | 8.45 | 12.86 |
| 28 | 8.34 | 9.20 | 62 | 8.73 | 13.29 |
| 29 | 9.23 | 10.19 | 63 | 8.45 | 12.86 |
| 30 | 8.34 | 10.01 | 64 | 8.45 | 12.86 |
| 31 | 8.61 | 10.34 | 65 | 9.35 | 14.24 |
| 32 | 8.34 | 10.01 | 66 | 8.45 | 12.87 |
| 33 | 8.61 | 10.35 | 67 | 8.73 | 13.30 |
| 34 | 8.34 | 10.01 | 68 | 8.45 | 12.87 |

(1) Assumes 1-month LIBOR remains constant at [1.910]%, 6-month LIBOR remains constant at [2.211]%, 1-Year LIBOR remains constant at [2.436]% and 1-Year CMT remains constant at [2.205]% run at the prepayment assumption to call.
(2) Assumes all indices instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call.

# Group I Bond Summary (To Call)

| PREPAYMENT ASSUMPTION | 0%PPC | 50% PPC | 75% PPC | 100% PPC | 125% PPC | 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| Average Life (Years) | 9.47 | 1.66 | 1.23 | **1.00** | 0.86 | 0.76 |
| Modified Duration (at par) | 8.33 | 1.62 | 1.21 | **0.99** | 0.85 | 0.76 |
| First Principal Payment Date | Nov04 | Nov04 | Nov04 | **Nov04** | Nov04 | Nov04 |
| Last Principal Payment Date | Oct22 | Apr08 | Mar07 | **Sep06** | May06 | Feb06 |
| Principal Payment Window (Months) | 216 | 42 | 29 | **23** | 19 | 16 |
| **Class A-I-2** | | | | | | |
| Average Life (Years) | 19.48 | 4.12 | 2.84 | **2.20** | 1.81 | 1.54 |
| Modified Duration (at par) | 13.61 | 3.75 | 2.65 | **2.08** | 1.72 | 1.47 |
| First Principal Payment Date | Oct22 | Apr08 | Mar07 | **Sep06** | May06 | Feb06 |
| Last Principal Payment Date | Aug25 | Aug09 | Feb08 | **Apr07** | Nov06 | Jul06 |
| Principal Payment Window (Months) | 35 | 17 | 12 | **8** | 7 | 6 |
| **Class A-I-3** | | | | | | |
| Average Life (Years) | 22.80 | 5.99 | 4.00 | **3.00** | 2.41 | 2.03 |
| Modified Duration (at par) | 14.56 | 5.21 | 3.62 | **2.77** | 2.26 | 1.91 |
| First Principal Payment Date | Aug25 | Aug09 | Feb08 | **Apr07** | Nov06 | Jul06 |
| Last Principal Payment Date | Jul29 | Oct12 | Oct09 | **Jun08** | Aug07 | Feb07 |
| Principal Payment Window (Months) | 48 | 39 | 21 | **15** | 10 | 8 |
| **Class A-I-4** | | | | | | |
| Average Life (Years) | 26.46 | 11.54 | 7.35 | **5.00** | 3.79 | 2.89 |
| Modified Duration (at par) | 14.71 | 8.63 | 6.02 | **4.34** | 3.38 | 2.64 |
| First Principal Payment Date | Jul29 | Oct12 | Oct09 | **Jun08** | Aug07 | Feb07 |
| Last Principal Payment Date | Nov32 | Apr20 | Sep15 | **Sep11** | Nov09 | Oct08 |
| Principal Payment Window (Months) | 41 | 91 | 72 | **40** | 28 | 21 |
| **Class A-I-5** | | | | | | |
| Average Life (Years) | 28.50 | 17.48 | 12.61 | **9.48** | 6.97 | 5.37 |
| Modified Duration (at par) | 13.79 | 10.81 | 8.78 | **7.14** | 5.59 | 4.49 |
| First Principal Payment Date | Nov32 | Apr20 | Sep15 | **Sep11** | Nov09 | Oct08 |
| Last Principal Payment Date | May33 | Aug22 | Sep17 | **Sep14** | Sep12 | May11 |
| Principal Payment Window (Months) | 7 | 29 | 25 | **37** | 35 | 32 |
| **Class A-I-6** | | | | | | |
| Average Life (Years) | 13.91 | 8.06 | 7.26 | **6.74** | 6.34 | 5.82 |
| Modified Duration (at par) | 9.71 | 6.45 | 5.94 | **5.60** | 5.34 | 4.97 |
| First Principal Payment Date | Nov07 | Nov07 | Nov07 | **Nov07** | Jan08 | May08 |
| Last Principal Payment Date | May33 | Aug22 | Sep17 | **Sep14** | Sep12 | May11 |
| Principal Payment Window (Months) | 307 | 178 | 119 | **83** | 57 | 37 |

# Group I Bond Summary (To Call)

| PREPAYMENT ASSUMPTION | 0%PPC | 50% PPC | 75% PPC | 100% PPC | 125% PPC | 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-I-1** | | | | | | |
| Average Life (Years) | 25.94 | 12.11 | 8.63 | **6.59** | 5.32 | 4.60 |
| Modified Duration (at par) | 13.74 | 8.51 | 6.62 | **5.34** | 4.47 | 3.95 |
| First Principal Payment Date | Feb26 | Dec10 | Jan09 | **Jan08** | Dec07 | Jan08 |
| Last Principal Payment Date | May33 | Aug22 | Sep17 | **Sep14** | Sep12 | May11 |
| Principal Payment Window (Months) | 88 | 141 | 105 | **81** | 58 | 41 |
| **Class M-I-2** | | | | | | |
| Average Life (Years) | 25.94 | 12.11 | 8.63 | **6.59** | 5.31 | 4.54 |
| Modified Duration (at par) | 13.18 | 8.30 | 6.49 | **5.26** | 4.40 | 3.86 |
| First Principal Payment Date | Feb26 | Dec10 | Jan09 | **Jan08** | Nov07 | Dec07 |
| Last Principal Payment Date | May33 | Aug22 | Sep17 | **Sep14** | Sep12 | May11 |
| Principal Payment Window (Months) | 88 | 141 | 105 | **81** | 59 | 42 |
| **Class M-I-3** | | | | | | |
| Average Life (Years) | 25.94 | 12.11 | 8.63 | **6.59** | 5.31 | 4.52 |
| Modified Duration (at par) | 12.93 | 8.21 | 6.44 | **5.22** | 4.37 | 3.83 |
| First Principal Payment Date | Feb26 | Dec10 | Jan09 | **Jan08** | Nov07 | Nov07 |
| Last Principal Payment Date | May33 | Aug22 | Sep17 | **Sep14** | Sep12 | May11 |
| Principal Payment Window (Months) | 88 | 141 | 105 | **81** | 59 | 43 |

# Group I Bond Summary (To Maturity)

| PREPAYMENT ASSUMPTION | 0%PPC | 50% PPC | 75% PPC | 100% PPC | 125% PPC | 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-5** | | | | | | |
| Average Life (Years) | 29.02 | 20.71 | 15.70 | **11.98** | 8.88 | 6.47 |
| Modified Duration (at par) | 13.89 | 11.79 | 10.00 | **8.33** | 6.63 | 5.14 |
| First Principal Payment Date | Nov32 | Apr20 | Sep15 | **Sep11** | Nov09 | Oct08 |
| Last Principal Payment Date | Sep34 | Jun33 | Apr30 | **Nov25** | Jan22 | Feb19 |
| Principal Payment Window (Months) | 23 | 159 | 176 | **171** | 147 | 125 |
| **Class A-I-6** | | | | | | |
| Average Life (Years) | 13.91 | 8.07 | 7.29 | **6.81** | 6.57 | 6.49 |
| Modified Duration (at par) | 9.71 | 6.46 | 5.96 | **5.64** | 5.48 | 5.43 |
| First Principal Payment Date | Nov07 | Nov07 | Nov07 | **Nov07** | Jan08 | May08 |
| Last Principal Payment Date | Jul34 | Apr33 | Feb30 | **Sep25** | Nov21 | Dec18 |
| Principal Payment Window (Months) | 321 | 306 | 268 | **215** | 167 | 128 |
| **Class M-I-1** | | | | | | |
| Average Life (Years) | 26.08 | 12.95 | 9.41 | **7.22** | 5.84 | 5.02 |
| Modified Duration (at par) | 13.77 | 8.80 | 6.96 | **5.67** | 4.77 | 4.22 |
| First Principal Payment Date | Feb26 | Dec10 | Jan09 | **Jan08** | Dec07 | Jan08 |
| Last Principal Payment Date | Jul34 | Apr31 | Jun26 | **Dec21** | Sep18 | Apr16 |
| Principal Payment Window (Months) | 102 | 245 | 210 | **168** | 130 | 100 |
| **Class M-I-2** | | | | | | |
| Average Life (Years) | 26.07 | 12.85 | 9.29 | **7.12** | 5.74 | 4.89 |
| Modified Duration (at par) | 13.21 | 8.54 | 6.78 | **5.53** | 4.65 | 4.08 |
| First Principal Payment Date | Feb26 | Dec10 | Jan09 | **Jan08** | Nov07 | Dec07 |
| Last Principal Payment Date | May34 | May29 | Jan24 | **Oct19** | Nov16 | Oct14 |
| Principal Payment Window (Months) | 100 | 222 | 181 | **142** | 109 | 83 |
| **Class M-I-3** | | | | | | |
| Average Life (Years) | 26.05 | 12.65 | 9.09 | **6.96** | 5.61 | 4.76 |
| Modified Duration (at par) | 12.95 | 8.38 | 6.64 | **5.41** | 4.55 | 3.98 |
| First Principal Payment Date | Feb26 | Dec10 | Jan09 | **Jan08** | Nov07 | Nov07 |
| Last Principal Payment Date | Mar34 | Jul27 | Jan22 | **Mar18** | Jul15 | Sep13 |
| Principal Payment Window (Months) | 98 | 200 | 157 | **123** | 93 | 71 |

# Group II Bond Summary (To Call)

| PREPAYMENT ASSUMPTION | 0%PPC | 50% PPC | 75% PPC | 100% PPC | 125% PPC | 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-II-1** | | | | | | |
| Average Life (Years) | 13.06 | 1.64 | 1.25 | **1.05** | 0.90 | 0.80 |
| Modified Duration (at par) | 11.09 | 1.61 | 1.24 | **1.04** | 0.90 | 0.80 |
| First Principal Payment Date | Nov04 | Nov04 | Nov04 | **Nov04** | Nov04 | Nov04 |
| Last Principal Payment Date | Jul26 | Jan08 | Jan07 | **Sep06** | Jun06 | Mar06 |
| Principal Payment Window (Months) | 261 | 39 | 27 | **23** | 20 | 17 |
| **Class A-II-2** | | | | | | |
| Average Life (Years) | 17.16 | 2.97 | 2.08 | **1.50** | 1.27 | 1.13 |
| Modified Duration (at par) | 13.89 | 2.84 | 2.02 | **1.48** | 1.26 | 1.12 |
| First Principal Payment Date | Nov04 | Nov04 | Nov04 | **Nov04** | Nov04 | Nov04 |
| Last Principal Payment Date | Jan33 | May14 | Feb11 | **Jun09** | Mar07 | Oct06 |
| Principal Payment Window (Months) | 339 | 115 | 76 | **56** | 29 | 24 |
| **Class A-II-3** | | | | | | |
| Average Life (Years) | 25.74 | 6.69 | 4.44 | **3.00** | 2.10 | 1.82 |
| Modified Duration (at par) | 19.51 | 6.15 | 4.20 | **2.89** | 2.06 | 1.79 |
| First Principal Payment Date | Jul26 | Jan08 | Jan07 | **Sep06** | Jun06 | Mar06 |
| Last Principal Payment Date | Sep33 | Jun16 | Jul12 | **Jun10** | Jul07 | Jan07 |
| Principal Payment Window (Months) | 87 | 102 | 67 | **46** | 14 | 11 |
| **Class A-II-4** | | | | | | |
| Average Life (Years) | 28.83 | 11.42 | 7.58 | **5.54** | 2.71 | 2.19 |
| Modified Duration (at par) | 20.79 | 10.00 | 6.94 | **5.20** | 2.63 | 2.14 |
| First Principal Payment Date | Jan33 | May14 | Feb11 | **Jun09** | Mar07 | Oct06 |
| Last Principal Payment Date | Sep33 | Jun16 | Jul12 | **Jun10** | Sep07 | Feb07 |
| Principal Payment Window (Months) | 9 | 26 | 18 | **13** | 7 | 5 |

# Group II Bond Summary (To Call)

| PREPAYMENT ASSUMPTION | 0%PPC | 50% PPC | 75% PPC | 100% PPC | 125% PPC | 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-II-1** | | | | | | |
| Average Life (Years) | 26.77 | 7.78 | 5.25 | **4.56** | 4.00 | 2.53 |
| Modified Duration (at par) | 19.21 | 6.97 | 4.88 | **4.31** | 3.80 | 2.45 |
| First Principal Payment Date | Nov27 | Sep08 | Jan08 | **Jul08** | Sep07 | Feb07 |
| Last Principal Payment Date | Sep33 | Jun16 | Jul12 | **Jun10** | Feb09 | Aug07 |
| Principal Payment Window (Months) | 71 | 94 | 55 | **24** | 18 | 7 |
| **Class M-II-2** | | | | | | |
| Average Life (Years) | 26.77 | 7.78 | 5.23 | **4.25** | 4.15 | 3.18 |
| Modified Duration (at par) | 17.95 | 6.79 | 4.77 | **3.96** | 3.89 | 3.02 |
| First Principal Payment Date | Nov27 | Sep08 | Dec07 | **Mar08** | Jul08 | Aug07 |
| Last Principal Payment Date | Sep33 | Jun16 | Jul12 | **Jun10** | Feb09 | Mar08 |
| Principal Payment Window (Months) | 71 | 94 | 56 | **28** | 8 | 8 |
| **Class M-II-3** | | | | | | |
| Average Life (Years) | 26.76 | 7.77 | 5.22 | **4.15** | 3.81 | 3.41 |
| Modified Duration (at par) | 17.42 | 6.71 | 4.73 | **3.85** | 3.56 | 3.21 |
| First Principal Payment Date | Nov27 | Sep08 | Nov07 | **Feb08** | Apr08 | Mar08 |
| Last Principal Payment Date | Sep33 | Jun16 | Jul12 | **Jun10** | Feb09 | Mar08 |
| Principal Payment Window (Months) | 71 | 94 | 57 | **29** | 11 | 1 |
| **Class M-II-4** | | | | | | |
| Average Life (Years) | 26.76 | 7.77 | 5.21 | **4.11** | 3.67 | 3.41 |
| Modified Duration (at par) | 16.71 | 6.61 | 4.66 | **3.77** | 3.41 | 3.18 |
| First Principal Payment Date | Nov27 | Sep08 | Nov07 | **Jan08** | Feb08 | Mar08 |
| Last Principal Payment Date | Sep33 | Jun16 | Jul12 | **Jun10** | Feb09 | Mar08 |
| Principal Payment Window (Months) | 71 | 94 | 57 | **30** | 13 | 1 |
| **Class M-II-5** | | | | | | |
| Average Life (Years) | 26.77 | 7.78 | 5.22 | **4.07** | 3.58 | 3.41 |
| Modified Duration (at par) | 16.52 | 6.58 | 4.65 | **3.74** | 3.33 | 3.18 |
| First Principal Payment Date | Nov27 | Sep08 | Nov07 | **Dec07** | Jan08 | Mar08 |
| Last Principal Payment Date | Sep33 | Jun16 | Jul12 | **Jun10** | Feb09 | Mar08 |
| Principal Payment Window (Months) | 71 | 94 | 57 | **31** | 14 | 1 |

# Group II Bond Summary (To Maturity)

| PREPAYMENT ASSUMPTION | 0%PPC | 50% PPC | 75% PPC | 100% PPC | 125% PPC | 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-II-1** | | | | | | |
| Average Life (Years) | 13.06 | 1.64 | 1.25 | **1.05** | 0.90 | 0.80 |
| Modified Duration (at par) | 11.09 | 1.61 | 1.24 | **1.04** | 0.90 | 0.80 |
| First Principal Payment Date | Nov04 | Nov04 | Nov04 | **Nov04** | Nov04 | Nov04 |
| Last Principal Payment Date | Jul26 | Jan08 | Jan07 | **Sep06** | Jun06 | Mar06 |
| Principal Payment Window (Months) | 261 | 39 | 27 | **23** | 20 | 17 |
| **Class A-II-2** | | | | | | |
| Average Life (Years) | 17.16 | 2.97 | 2.08 | **1.50** | 1.27 | 1.13 |
| Modified Duration (at par) | 13.89 | 2.84 | 2.02 | **1.48** | 1.26 | 1.12 |
| First Principal Payment Date | Nov04 | Nov04 | Nov04 | **Nov04** | Nov04 | Nov04 |
| Last Principal Payment Date | Jan33 | May14 | Feb11 | **Jun09** | Mar07 | Oct06 |
| Principal Payment Window (Months) | 339 | 115 | 76 | **56** | 29 | 24 |
| **Class A-II-3** | | | | | | |
| Average Life (Years) | 25.78 | 6.93 | 4.61 | **3.12** | 2.10 | 1.82 |
| Modified Duration (at par) | 19.54 | 6.34 | 4.34 | **3.00** | 2.06 | 1.79 |
| First Principal Payment Date | Jul26 | Jan08 | Jan07 | **Sep06** | Jun06 | Mar06 |
| Last Principal Payment Date | Jun34 | Aug21 | Feb16 | **Jan13** | Jul07 | Jan07 |
| Principal Payment Window (Months) | 96 | 164 | 110 | **77** | 14 | 11 |
| **Class A-II-4** | | | | | | |
| Average Life (Years) | 29.39 | 16.43 | 11.14 | **8.13** | 2.71 | 2.19 |
| Modified Duration (at par) | 21.07 | 13.42 | 9.69 | **7.34** | 2.63 | 2.14 |
| First Principal Payment Date | Jan33 | May14 | Feb11 | **Jun09** | Mar07 | Oct06 |
| Last Principal Payment Date | Sep34 | Sep28 | Sep21 | **Feb17** | Sep07 | Feb07 |
| Principal Payment Window (Months) | 21 | 173 | 128 | **93** | 7 | 5 |

# Group II Bond Summary (To Maturity)

| PREPAYMENT ASSUMPTION | 0%PPC | 50% PPC | 75% PPC | 100% PPC | 125% PPC | 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-II-1** | | | | | | |
| Average Life (Years) | 26.87 | 8.56 | 5.79 | **4.96** | 5.45 | 2.53 |
| Modified Duration (at par) | 19.26 | 7.51 | 5.30 | **4.63** | 5.05 | 2.45 |
| First Principal Payment Date | Nov27 | Sep08 | Jan08 | **Jul08** | Sep07 | Feb07 |
| Last Principal Payment Date | Aug34 | Jan26 | May19 | **Jun15** | Mar14 | Aug07 |
| Principal Payment Window (Months) | 82 | 209 | 137 | **84** | 79 | 7 |
| **Class M-II-2** | | | | | | |
| Average Life (Years) | 26.87 | 8.51 | 5.73 | **4.61** | 4.47 | 4.41 |
| Modified Duration (at par) | 17.99 | 7.27 | 5.15 | **4.26** | 4.16 | 4.08 |
| First Principal Payment Date | Nov27 | Sep08 | Dec07 | **Mar08** | Jul08 | Aug07 |
| Last Principal Payment Date | Aug34 | Aug24 | Apr18 | **Aug14** | Apr12 | Mar12 |
| Principal Payment Window (Months) | 82 | 192 | 125 | **78** | 46 | 56 |
| **Class M-II-3** | | | | | | |
| Average Life (Years) | 26.86 | 8.43 | 5.67 | **4.47** | 4.06 | 4.36 |
| Modified Duration (at par) | 17.46 | 7.13 | 5.06 | **4.11** | 3.77 | 4.04 |
| First Principal Payment Date | Nov27 | Sep08 | Nov07 | **Feb08** | Apr08 | Oct08 |
| Last Principal Payment Date | Jun34 | Oct22 | Dec16 | **Aug13** | Jul11 | Feb10 |
| Principal Payment Window (Months) | 80 | 170 | 110 | **67** | 40 | 17 |
| **Class M-II-4** | | | | | | |
| Average Life (Years) | 26.85 | 8.35 | 5.61 | **4.39** | 3.89 | 3.90 |
| Modified Duration (at par) | 16.74 | 6.96 | 4.95 | **4.00** | 3.60 | 3.61 |
| First Principal Payment Date | Nov27 | Sep08 | Nov07 | **Jan08** | Feb08 | May08 |
| Last Principal Payment Date | Jun34 | Sep21 | Mar16 | **Jan13** | Feb11 | Oct09 |
| Principal Payment Window (Months) | 80 | 157 | 101 | **61** | 37 | 18 |
| **Class M-II-5** | | | | | | |
| Average Life (Years) | 26.85 | 8.23 | 5.52 | **4.29** | 3.75 | 3.61 |
| Modified Duration (at par) | 16.55 | 6.86 | 4.87 | **3.91** | 3.47 | 3.35 |
| First Principal Payment Date | Nov27 | Sep08 | Nov07 | **Dec07** | Jan08 | Mar08 |
| Last Principal Payment Date | Apr34 | Apr20 | Feb15 | **May12** | Jul10 | Apr09 |
| Principal Payment Window (Months) | 78 | 140 | 88 | **54** | 31 | 14 |

# Group I Collateral Summary

| | | | |
|---|---|---|---|
| Current Principal Balance | $268,819,573.14 | | |
| Number of Mortgage Loans | 1,956 | | |
| | **Average** | **Minimum** | **Maximum** |
| Original Principal Balance | $137,604 | $17,900 | $1,000,000 |
| | **Weighted Average** | **Minimum** | **Maximum** |
| Original Term (mos) | 351 | 180 | 360 |
| Age (mos) | 1 | 0 | 84 |
| Gross Mortgage Rate | 7.33% | 5.00% | 16.99% |
| Loan-to-Value Ratio | 89.97% | 24.00% | 107.00% |
| Credit Score | 694 | 504 | 816 |

| **Lien Position** | **% of Loan Group** |
|---|---|
| 1st Lien | 99.99% |

| **Occupancy** | **% of Loan Group** |
|---|---|
| Primary Residence | 69.98% |
| Non-Owner Occupied | 27.45% |
| Second/Vacation | 2.57% |

| **Documentation** | **% of Loan Group** |
|---|---|
| Full Documentation | 57.16% |
| Reduced Documentation | 42.84% |

| **Servicing** | **% of Loan Group** |
|---|---|
| Homecomings | 99.7% |

| **Delinquency** | **% of Loan Group** |
|---|---|
| Current | 99.69% |
| 30 to 59 Days Delinquent | 0.28% |
| 60 to 89 Days Delinquent | 0.02% |

| **Exception Category** | **% of Loan Group** |
|---|---|
| Expanded Criteria (RALI) | 45.55% |
| Home Solution (RAMP-RZ) | 31.08% |
| Alternet (RASC) | 18.31% |
| Jumbo A (RFMSI) | 5.05% |
| Seasoned Loans | 0.01% |

| **Loan Purpose** | **% of Loan Group** |
|---|---|
| Purchase | 60.68% |
| Equity Refinance | 31.35% |
| Rate/Term Refinance | 7.97% |

| **Property Type** | **% of Loan Group** |
|---|---|
| Single-family detached | 72.69% |
| PUD (detached) | 10.26% |
| Two- to four- family units | 9.41% |
| Condo Low-Rise | 4.38% |
| PUD (attached) | 2.33% |
| Townhouse | 0.41% |
| Condo High-Rise | 0.23% |
| Condo Mid-Rise | 0.19% |
| Manufactured Home | 0.10% |

| | |
|---|---|
| **Percent of Pool with Prepayment Penalty** | 41.53% |
| **Percent of Pool over 80% LTV with MI** | 29.08% |
| **Percent of Pool with Interest Only Period** | 1.26% |

## Credit Scores of the Group I Loans

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 500 - 519 | 1 | $83,933 | 0.03% | $83,933 | 77.00% |
| 520 - 539 | 5 | 447,272 | 0.17 | 89,454 | 79.57 |
| 540 - 559 | 4 | 255,069 | 0.09 | 63,767 | 88.22 |
| 560 - 579 | 17 | 1,884,411 | 0.70 | 110,848 | 93.83 |
| 580 - 599 | 33 | 4,035,596 | 1.50 | 122,291 | 91.54 |
| 600 - 619 | 52 | 6,238,154 | 2.32 | 119,964 | 92.70 |
| 620 - 639 | 160 | 24,059,837 | 8.95 | 150,374 | 83.58 |
| 640 - 659 | 192 | 28,983,567 | 10.78 | 150,956 | 84.88 |
| 660 - 679 | 285 | 42,425,286 | 15.78 | 148,861 | 83.95 |
| 680 - 699 | 321 | 42,477,306 | 15.80 | 132,328 | 92.99 |
| 700 - 719 | 273 | 36,998,179 | 13.76 | 135,524 | 91.97 |
| 720 - 739 | 226 | 29,697,603 | 11.05 | 131,405 | 92.80 |
| 740 - 759 | 166 | 20,784,267 | 7.73 | 125,206 | 94.55 |
| 760 >= | 221 | 30,449,095 | 11.33 | 137,779 | 94.95 |
| **Total:** | **1,956** | **$268,819,573** | **100.00%** | **$137,433** | **89.97%** |

## Original Mortgage Loan Balance of the Group I Loans

| Range of Original Balances ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 810 | $58,878,685 | 21.90% | $72,690 | 694 | 91.73% |
| 100,001 - 200,000 | 863 | 121,677,746 | 45.26 | 140,994 | 696 | 92.34 |
| 200,001 - 300,000 | 177 | 42,297,192 | 15.73 | 238,967 | 695 | 90.81 |
| 300,001 - 400,000. | 65 | 22,462,204 | 8.36 | 345,572 | 682 | 83.22 |
| 400,001 - 500,000 | 17 | 7,697,461 | 2.86 | 452,792 | 676 | 85.23 |
| 500,001 - 600,000 | 10 | 5,414,402 | 2.01 | 541,440 | 702 | 78.04 |
| 600,001 - 700,000 | 5 | 3,199,809 | 1.19 | 639,962 | 699 | 70.08 |
| 700,001 - 800,000 | 6 | 4,427,986 | 1.65 | 737,998 | 696 | 75.98 |
| 800,001 - 900,000 | 1 | 805,000 | 0.30 | 805,000 | 702 | 74.00 |
| 900,001 - 1,000,000 | 2 | 1,959,089 | 0.73 | 979,545 | 683 | 71.45 |
| **Total:** | **1,956** | **$268,819,573** | **100.00%** | **$137,433** | **694** | **89.97%** |

## Mortgage Rates of the Group I Loans

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 5 | $468,005 | 0.17% | $93,601 | 687 | 74.39% |
| 5.500 - 5.999 | 36 | 6,374,740 | 2.37 | 177,076 | 682 | 72.59 |
| 6.000 - 6.499 | 173 | 35,324,740 | 13.14 | 204,189 | 706 | 79.58 |
| 6.500 - 6.999 | 511 | 78,222,339 | 29.10 | 153,077 | 695 | 85.84 |
| 7.000 - 7.499 | 280 | 38,251,219 | 14.23 | 136,611 | 691 | 90.91 |
| 7.500 - 7.999 | 332 | 42,727,055 | 15.89 | 128,696 | 696 | 95.75 |
| 8.000 - 8.499 | 266 | 29,885,139 | 11.12 | 112,350 | 708 | 97.96 |
| 8.500 - 8.999 | 267 | 29,131,945 | 10.84 | 109,108 | 685 | 98.14 |
| 9.000 - 9.499 | 36 | 3,986,516 | 1.48 | 110,737 | 635 | 95.28 |
| 9.500 - 9.999 | 35 | 3,293,466 | 1.23 | 94,099 | 609 | 96.57 |
| 10.000 - 10.499 | 6 | 512,961 | 0.19 | 85,493 | 605 | 96.54 |
| 10.500 - 10.999 | 7 | 522,368 | 0.19 | 74,624 | 575 | 93.35 |
| 11.000 - 11.499 | 1 | 90,219 | 0.03 | 90,219 | 563 | 95.00 |
| 16.500 - 16.999 | 1 | 28,862 | 0.01 | 28,862 | 603 | 105.00 |
| **Total:** | **1,956** | **$268,819,573** | **100.00%** | **$137,433** | **694** | **89.97%** |

### Net Mortgage Rates of the Group I Loans

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 3 | $228,977 | 0.09% | $76,326 | 681 | 68.92% |
| 5.000 - 5.499 | 20 | 3,105,012 | 1.16 | 155,251 | 675 | 74.39 |
| 5.500 - 5.999 | 101 | 23,848,289 | 8.87 | 236,122 | 704 | 76.02 |
| 6.000 - 6.499 | 415 | 65,130,124 | 24.23 | 156,940 | 694 | 84.32 |
| 6.500 - 6.999 | 414 | 59,856,128 | 22.27 | 144,580 | 694 | 89.56 |
| 7.000 - 7.499 | 307 | 39,600,286 | 14.73 | 128,991 | 696 | 94.81 |
| 7.500 - 7.999 | 276 | 32,354,300 | 12.04 | 117,226 | 697 | 97.01 |
| 8.000 - 8.499 | 325 | 35,283,235 | 13.13 | 108,564 | 699 | 98.52 |
| 8.500 - 8.999 | 49 | 5,273,394 | 1.96 | 107,620 | 637 | 96.07 |
| 9.000 - 9.499 | 31 | 2,985,420 | 1.11 | 96,304 | 615 | 96.37 |
| 9.500 - 9.999 | 7 | 596,893 | 0.22 | 85,270 | 591 | 93.80 |
| 10.000 - 10.499 | 6 | 438,435 | 0.16 | 73,073 | 588 | 96.49 |
| 10.500 - 10.999 | 1 | 90,219 | 0.03 | 90,219 | 563 | 95.00 |
| 16.000 - 16.499 | 1 | 28,862 | 0.01 | 28,862 | 603 | 105.00 |
| **Total:** | **1,956** | **$268,819,573** | **100.00%** | **$137,433** | **694** | **89.97%** |

### Original Loan-to-Value Ratios of the Group I Loans

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 - 50.00 | 27 | $4,034,902 | 1.50% | $149,441 | 669 |
| 50.01 - 55.00 | 9 | 1,556,836 | 0.58 | 172,982 | 669 |
| 55.01 - 60.00 | 11 | 1,483,260 | 0.55 | 134,842 | 667 |
| 60.01 - 65.00 | 21 | 3,526,814 | 1.31 | 167,944 | 657 |
| 65.01 - 70.00 | 36 | 6,174,912 | 2.30 | 171,525 | 666 |
| 70.01 - 75.00 | 55 | 13,599,619 | 5.06 | 247,266 | 674 |
| 75.01 - 80.00 | 338 | 53,086,338 | 19.75 | 157,060 | 686 |
| 80.01 - 85.00 | 81 | 8,618,159 | 3.21 | 106,397 | 678 |
| 85.01 - 90.00 | 173 | 25,003,005 | 9.30 | 144,526 | 680 |
| 90.01 - 95.00 | 292 | 38,908,465 | 14.47 | 133,248 | 685 |
| 95.01 - 100.00 | 850 | 104,631,243 | 38.92 | 123,096 | 711 |
| 100.01 - 105.00 | 59 | 7,718,791 | 2.87 | 130,827 | 717 |
| 105.01 - 110.00 | 4 | 477,230 | 0.18 | 119,308 | 707 |
| **Total:** | **1,956** | **$268,819,573** | **100.00%** | **$137,433** | **694** |

## State Distributions of Mortgaged Properties of the Group I Loans

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Florida | 248 | $35,133,627 | 13.07% | $141,668 | 687 | 87.13% |
| California | 76 | 21,288,383 | 7.92 | 280,110 | 691 | 79.02 |
| Texas | 174 | 19,796,910 | 7.36 | 113,775 | 701 | 92.47 |
| Illinois | 89 | 13,936,102 | 5.18 | 156,585 | 710 | 95.45 |
| Indiana | 108 | 11,011,315 | 4.10 | 101,957 | 705 | 97.63 |
| Virginia | 75 | 10,555,689 | 3.93 | 140,743 | 703 | 89.80 |
| Michigan | 73 | 9,485,581 | 3.53 | 129,939 | 710 | 94.09 |
| Washington | 52 | 8,672,863 | 3.23 | 166,786 | 706 | 88.08 |
| Other | 1,061 | 138,939,104 | 51.68 | 130,951 | 689 | 90.71 |
| **Total:** | **1,956** | **$268,819,573** | **100.00%** | **$137,433** | **694** | **89.97%** |

Note: Other includes states and the District of Columbia with under 3% concentrations individually.

## Loan Purpose of the Group I Loans

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Purchase | 1,245 | $163,126,140 | 60.68% | $131,025 | 707 | 93.52% |
| Equity refinance | 568 | 84,269,912 | 31.35 | 148,363 | 671 | 84.56 |
| Rate/Term refinance | 143 | 21,423,521 | 7.97 | 149,815 | 677 | 84.28 |
| **Total:** | **1,956** | **$268,819,573** | **100.00%** | **$137,433** | **694** | **89.97%** |

## Occupancy of the Group I Loans

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 1,197 | $188,124,428 | 69.98% | $157,163 | 683 | 88.76% |
| Non Owner Occupied | 710 | 73,779,243 | 27.45 | 103,914 | 720 | 93.21 |
| Second/Vacation | 49 | 6,915,903 | 2.57 | 141,141 | 700 | 88.45 |
| **Total:** | **1,956** | **$268,819,573** | **100.00%** | **$137,433** | **694** | **89.97%** |

### Property Type of the Group I Loans

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 1,476 | $195,402,865 | 72.69% | $132,387 | 690 | 90.36% |
| Planned Unit Developments (detached) | 165 | 27,578,489 | 10.26 | 167,142 | 698 | 88.19 |
| Two- to four- family units | 167 | 25,299,151 | 9.41 | 151,492 | 703 | 87.99 |
| Condo Low-Rise (less than 5 stories) | 86 | 11,780,320 | 4.38 | 136,980 | 704 | 90.37 |
| Planned Unit Developments (attached) | 43 | 6,263,520 | 2.33 | 145,663 | 715 | 91.85 |
| Townhouse | 9 | 1,107,111 | 0.41 | 123,012 | 722 | 97.46 |
| Condo High-Rise (9 stories or more) | 4 | 606,291 | 0.23 | 151,573 | 692 | 88.37 |
| Condo Mid-Rise (5 to 8 stories) | 3 | 517,967 | 0.19 | 172,656 | 680 | 95.88 |
| Manufactured Home | 3 | 263,859 | 0.10 | 87,953 | 626 | 79.82 |
| **Total:** | **1,956** | **$268,819,573** | **100.00%** | **$137,433** | **694** | **89.97%** |

### Documentation Type of the Group I Loans

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 1,181 | $153,653,544 | 57.16% | $130,105 | 699 | 94.79% |
| Reduced Documentation | 775 | 115,166,029 | 42.84 | 148,601 | 687 | 83.55 |
| **Total:** | **1,956** | **$268,819,573** | **100.00%** | **$137,433** | **694** | **89.97%** |

### Prepayment Penalty Term of the Group I Loans

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,079 | $157,179,321 | 58.47% | $145,671 | 697 | 86.58% |
| 12 Months | 51 | 6,994,826 | 2.60 | 137,153 | 705 | 94.53 |
| 24 Months | 29 | 3,924,703 | 1.46 | 135,335 | 695 | 96.83 |
| 36 Months | 717 | 88,592,261 | 32.96 | 123,560 | 686 | 96.22 |
| 60 Months | 78 | 11,800,326 | 4.39 | 151,286 | 695 | 83.20 |
| Other | 2 | 328,136 | 0.12 | 164,068 | 651 | 90.82 |
| **Total:** | **1,956** | **$268,819,573** | **100.00%** | **$137,433** | **694** | **89.97%** |

*Other includes all loans with prepayment penalty terms not equal to 0, 12, 24, 36, and 60 months. No loans have prepayment penalty terms greater than 60 months.

# Group II Collateral Summary

| | | | |
|---|---|---|---|
| Current Principal Balance | 904,873,432.91 | | |
| Number of Mortgage Loans | 5,906 | | |
| | **Average** | **Minimum** | **Maximum** |
| Original Principal Balance | 153,342 | 38,250 | 1,230,000 |
| | **Weighted Average** | **Minimum** | **Maximum** |
| Original Term (mos) | 360 | 240 | 360 |
| Age (mos) | 1 | 0 | 13 |
| Gross Mortgage Rate | 7.68% | 3.38% | 11.19% |
| Loan-to-Value Ratio | 94.48% | 35.00% | 107.00% |
| Credit Score | 640 | 504 | 816 |
| Margin | 7.00% | 2.25% | 12.00% |
| Initial Periodic Cap | 3.01% | 0.00% | 7.00% |
| Maximum Mortgage Rate | 13.79% | 6.63% | 23.75% |
| Minimum Mortgage Rate | 7.37% | 2.25% | 12.00% |
| Next Rate Adjustment (mos) | 26 | | |

| **Lien Position** | **% of Loan Group** |
|---|---|
| 1st Lien | 100.00% |

| **Occupancy** | **% of Loan Group** |
|---|---|
| Primary Residence | 95.73% |
| Second/Vacation | 1.23% |
| Non-Owner Occupied | 3.05% |

| **Documentation** | **% of Loan Group** |
|---|---|
| Full Documentation | 67.90% |
| Reduced Documentation | 32.10% |

| **Servicing** | **% of Loan Group** |
|---|---|
| Homecomings | 99.97% |

| **Delinquency** | **% of Loan Group** |
|---|---|
| Current | 99.90% |
| 30 to 59 Days Delinquent | 0.10% |

| **Exception Category** | **% of Loan Group** |
|---|---|
| Alternet (RASC) | 84.46% |
| Expanded Criteria (RALI) | 8.93% |
| Jumbo A (RFMSI) | 4.12% |
| Home Solution (RAMP-RZ) | 2.49% |

| **Loan Purpose** | **% of Loan Group** |
|---|---|
| Purchase | 64.38% |
| Equity Refinance | 31.09% |
| Rate/Term Refinance | 4.53% |

| **Property Type** | **% of Loan Group** |
|---|---|
| Single-family detached | 76.98% |
| PUD (detached) | 12.12% |
| Condo Low-Rise | 4.23% |
| PUD (attached) | 3.44% |
| Two- to four- family units | 2.51% |
| Townhouse | 0.36% |
| Condo High-Rise | 0.21% |
| Condo Mid-Rise | 0.10% |
| Cooperative - studio | 0.03% |
| Leasehold | 0.01% |
| Manufactured Home | 0.01% |

| | |
|---|---|
| **Percent of Pool with Prepayment Penalty** | 69.10% |
| **Percent of Pool over 80% LTV with MI** | 3.40% |
| **Percent of Pool with Interest Only Period** | 9.34% |

### Credit Scores of the Group II Loans

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 500 - 519 | 3 | $345,293 | 0.04% | $115,098 | 81.55% |
| 520 - 539 | 24 | 3,171,535 | 0.35 | 132,147 | 81.82 |
| 540 - 559 | 118 | 13,576,920 | 1.50 | 115,059 | 89.36 |
| 560 - 579 | 423 | 51,642,137 | 5.71 | 122,085 | 93.56 |
| 580 - 599 | 943 | 123,996,207 | 13.70 | 131,491 | 96.81 |
| 600 - 619 | 1,119 | 156,444,737 | 17.29 | 139,808 | 96.01 |
| 620 - 639 | 929 | 142,462,366 | 15.74 | 153,350 | 95.21 |
| 640 - 659 | 812 | 131,497,824 | 14.53 | 161,943 | 94.65 |
| 660 - 679 | 592 | 101,612,140 | 11.23 | 171,642 | 94.01 |
| 680 - 699 | 352 | 66,058,615 | 7.30 | 187,667 | 92.90 |
| 700 - 719 | 236 | 43,095,538 | 4.76 | 182,608 | 92.36 |
| 720 - 739 | 156 | 30,230,960 | 3.34 | 193,788 | 91.34 |
| 740 - 759 | 98 | 19,958,279 | 2.21 | 203,656 | 91.19 |
| 760 >= | 99 | 20,663,994 | 2.28 | 208,727 | 90.07 |
| Subtotal with Credit Scores | 5,904 | 904,756,546 | 99.99 | 153,245 | 94.48 |
| Not Available | 2 | 116,886 | 0.01 | 58,443 | 80.00 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **94.48%** |

### Original Mortgage Loan Balance of the Group II Loans

| Range of Original Balance ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 1,807 | $140,447,751 | 15.52% | $77,724 | 623 | 95.92% |
| 100,001 - 200,000 | 2,953 | 421,853,201 | 46.62 | 142,856 | 634 | 96.24 |
| 200,001 - 300,000 | 768 | 187,098,885 | 20.68 | 243,618 | 645 | 95.04 |
| 300,001 - 400,000 | 242 | 82,969,324 | 9.17 | 342,848 | 661 | 91.25 |
| 400,001 - 500,000 | 86 | 38,754,315 | 4.28 | 450,632 | 651 | 86.94 |
| 500,001 - 600,000 | 25 | 13,990,423 | 1.55 | 559,617 | 686 | 84.19 |
| 600,001 - 700,000 | 11 | 7,041,062 | 0.78 | 640,097 | 704 | 79.60 |
| 700,001 - 800,000 | 6 | 4,566,821 | 0.50 | 761,137 | 706 | 80.00 |
| 800,001 - 900,000 | 1 | 864,000 | 0.10 | 864,000 | 678 | 80.00 |
| 900,001 - 1,000,000 | 4 | 3,867,900 | 0.43 | 966,975 | 714 | 76.70 |
| 1,000,001 - 1,100,000 | 2 | 2,189,752 | 0.24 | 1,094,876 | 676 | 65.99 |
| 1,200,001 - 1,300,000 | 1 | 1,230,000 | 0.14 | 1,230,000 | 743 | 67.00 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** | **94.48%** |

## Mortgage Rates of the Group II Loans

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 3.000 - 3.499 | 1 | $182,500 | 0.02% | $182,500 | 689 | 78.00% |
| 3.500 - 3.999 | 2 | 717,850 | 0.08 | 358,925 | 702 | 78.73 |
| 4.000 - 4.499 | 4 | 1,126,933 | 0.12 | 281,733 | 760 | 78.23 |
| 4.500 - 4.999 | 11 | 4,555,932 | 0.50 | 414,176 | 731 | 81.32 |
| 5.000 - 5.499 | 59 | 20,918,238 | 2.31 | 354,546 | 710 | 80.10 |
| 5.500 - 5.999 | 134 | 39,008,220 | 4.31 | 291,106 | 693 | 82.00 |
| 6.000 - 6.499 | 256 | 51,859,892 | 5.73 | 202,578 | 681 | 90.25 |
| 6.500 - 6.999 | 669 | 123,778,225 | 13.68 | 185,020 | 666 | 94.08 |
| 7.000 - 7.499 | 722 | 124,699,249 | 13.78 | 172,714 | 651 | 94.87 |
| 7.500 - 7.999 | 1,197 | 183,858,899 | 20.32 | 153,600 | 637 | 95.19 |
| 8.000 - 8.499 | 955 | 125,314,120 | 13.85 | 131,219 | 622 | 96.60 |
| 8.500 - 8.999 | 1,036 | 129,696,120 | 14.33 | 125,189 | 610 | 97.24 |
| 9.000 - 9.499 | 464 | 54,302,614 | 6.00 | 117,031 | 600 | 97.75 |
| 9.500 - 9.999 | 322 | 37,596,161 | 4.15 | 116,758 | 595 | 98.22 |
| 10.000 - 10.499 | 53 | 5,387,980 | 0.60 | 101,660 | 594 | 98.59 |
| 10.500 - 10.999 | 19 | 1,693,323 | 0.19 | 89,122 | 581 | 97.16 |
| 11.000 - 11.499 | 2 | 177,177 | 0.02 | 88,588 | 550 | 94.06 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** | **94.48%** |

### Net Mortgage Rates of the Group II Loans

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 3.000 - 3.499 | 2 | $717,700 | 0.08% | $358,850 | 696 | 79.49% |
| 3.500 - 3.999 | 4 | 1,246,888 | 0.14 | 311,722 | 751 | 80.20 |
| 4.000 - 4.499 | 8 | 2,766,173 | 0.31 | 345,772 | 728 | 79.65 |
| 4.500 - 4.999 | 36 | 12,546,149 | 1.39 | 348,504 | 708 | 80.43 |
| 5.000 - 5.499 | 122 | 39,518,892 | 4.37 | 323,925 | 694 | 81.32 |
| 5.500 - 5.999 | 287 | 59,688,945 | 6.60 | 207,975 | 681 | 89.11 |
| 6.000 - 6.499 | 680 | 127,327,646 | 14.07 | 187,247 | 665 | 93.95 |
| 6.500 - 6.999 | 805 | 135,544,275 | 14.98 | 168,378 | 652 | 94.78 |
| 7.000 - 7.499 | 1,146 | 175,224,457 | 19.36 | 152,901 | 636 | 95.28 |
| 7.500 - 7.999 | 1,093 | 143,327,189 | 15.84 | 131,132 | 622 | 96.58 |
| 8.000 - 8.499 | 978 | 120,675,830 | 13.34 | 123,390 | 608 | 97.48 |
| 8.500 - 8.999 | 442 | 52,450,464 | 5.80 | 118,666 | 603 | 97.80 |
| 9.000 - 9.499 | 241 | 27,749,065 | 3.07 | 115,141 | 597 | 98.52 |
| 9.500 - 9.999 | 47 | 4,814,073 | 0.53 | 102,427 | 592 | 97.93 |
| 10.000 - 10.499 | 13 | 1,098,511 | 0.12 | 84,501 | 588 | 98.72 |
| 10.500 - 10.999 | 2 | 177,177 | 0.02 | 88,588 | 550 | 94.06 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** | **94.48%** |

### Original Loan-to-Value Ratios of the Group II Loans

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 - 50.00 | 3 | $859,704 | 0.10% | $286,568 | 598 |
| 50.01 - 55.00 | 4 | 1,227,998 | 0.14 | 306,999 | 618 |
| 55.01 - 60.00 | 7 | 1,991,810 | 0.22 | 284,544 | 680 |
| 60.01 - 65.00 | 7 | 2,894,098 | 0.32 | 413,443 | 647 |
| 65.01 - 70.00 | 21 | 7,972,529 | 0.88 | 379,644 | 686 |
| 70.01 - 75.00 | 33 | 10,173,833 | 1.12 | 308,298 | 660 |
| 75.01 - 80.00 | 355 | 76,155,336 | 8.42 | 214,522 | 677 |
| 80.01 - 85.00 | 150 | 27,772,592 | 3.07 | 185,151 | 628 |
| 85.01 - 90.00 | 610 | 99,475,240 | 10.99 | 163,074 | 638 |
| 90.01 - 95.00 | 1,640 | 231,755,234 | 25.61 | 141,314 | 625 |
| 95.01 - 100.00 | 3,068 | 443,563,138 | 49.02 | 144,577 | 641 |
| 100.01 - 105.00 | 7 | 918,687 | 0.10 | 131,241 | 643 |
| 105.01 - 110.00 | 1 | 113,234 | 0.01 | 113,234 | 707 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** |

## State Distributions of Mortgaged Properties of the Group II Loans

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Florida | 575 | $92,428,484 | 10.21% | $160,745 | 656 | 92.71% |
| California | 246 | 77,122,208 | 8.52 | 313,505 | 670 | 86.05 |
| Georgia | 356 | 51,190,533 | 5.66 | 143,794 | 622 | 96.66 |
| Texas | 374 | 47,110,354 | 5.21 | 125,964 | 628 | 96.61 |
| Michigan | 326 | 44,341,428 | 4.90 | 136,017 | 639 | 95.79 |
| Virginia | 216 | 43,105,275 | 4.76 | 199,561 | 644 | 94.27 |
| Illinois | 244 | 37,854,758 | 4.18 | 155,142 | 645 | 95.71 |
| Ohio | 274 | 33,265,490 | 3.68 | 121,407 | 628 | 96.75 |
| Wisconsin | 252 | 30,689,429 | 3.39 | 121,783 | 621 | 96.41 |
| Colorado | 143 | 28,338,226 | 3.13 | 198,169 | 646 | 97.12 |
| Other | 2,900 | 419,427,248 | 46.35 | 144,630 | 636 | 95.18 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** | **94.48%** |

Note: Other includes states and the District of Columbia with under 3% concentrations individually.

## Loan Purpose of the Group II Loans

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Purchase | 3,972 | $582,576,946 | 64.38% | $146,671 | 641 | 95.44% |
| Equity refinance | 1,681 | 281,295,111 | 31.09 | 167,338 | 637 | 92.83 |
| Rate/Term refinance | 253 | 41,001,376 | 4.53 | 162,061 | 648 | 92.15 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** | **94.48%** |

## Occupancy of the Group II Loans

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 5,639 | $866,204,750 | 95.73% | $153,610 | 638 | 94.86% |
| Non Owner Occupied | 207 | 27,570,211 | 3.05 | 133,189 | 685 | 84.24 |
| Second/Vacation | 60 | 11,098,472 | 1.23 | 184,975 | 679 | 89.73 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** | **94.48%** |

## Property Type of the Group II Loans

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 4,768 | $696,589,012 | 76.98% | $146,097 | 637 | 95.07% |
| Planned Unit Developments (detached) | 542 | 109,673,433 | 12.12 | 202,350 | 644 | 92.27 |
| Condo Low-Rise (less than 5 stories) | 249 | 38,245,325 | 4.23 | 153,596 | 662 | 93.33 |
| Planned Unit Developments (attached) | 187 | 31,162,307 | 3.44 | 166,643 | 649 | 93.46 |
| Two- to four- family units | 119 | 22,722,957 | 2.51 | 190,949 | 675 | 90.82 |
| Townhouse | 27 | 3,302,162 | 0.36 | 122,302 | 629 | 95.19 |
| Condo High-Rise (9 stories or more) | 6 | 1,866,455 | 0.21 | 311,076 | 674 | 89.54 |
| Condo Mid-Rise (5 to 8 stories) | 5 | 888,097 | 0.10 | 177,619 | 646 | 94.47 |
| Cooperative - studio | 1 | 263,434 | 0.03 | 263,434 | 778 | 80.00 |
| Leasehold | 1 | 85,708 | 0.01 | 85,708 | 691 | 105.00 |
| Manufactured Home | 1 | 74,543 | 0.01 | 74,543 | 700 | 85.00 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** | **94.48%** |

## Documentation Type of the Group II Loans

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 4,290 | $614,376,771 | 67.90% | $143,211 | 629 | 96.87% |
| Reduced Documentation | 1,616 | 290,496,662 | 32.10 | 179,763 | 663 | 89.41 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** | **94.48%** |

## Prepayment Penalty Term of the Group II Loans

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,706 | $279,594,548 | 30.90% | $163,889 | 647 | 91.80% |
| 12 Months | 231 | 39,102,921 | 4.32 | 169,277 | 642 | 95.36 |
| 24 Months | 3,100 | 458,929,199 | 50.72 | 148,042 | 633 | 96.13 |
| 36 Months | 812 | 116,838,664 | 12.91 | 143,890 | 646 | 94.24 |
| 60 Months | 39 | 6,888,524 | 0.76 | 176,629 | 712 | 91.22 |
| Other | 18 | 3,519,576 | 0.39 | 195,532 | 652 | 96.38 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** | **94.48%** |

*Other includes all loans with prepayment penalty terms not equal to 0, 12, 24, 36 and 60 months. No loans have prepayment penalty terms greater than 60 months.

## Index Type of the Group II Loans

| Index Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Libor - 6 Month | 5,761 | $855,046,419 | 94.49% | $148,420 | 636 | 95.36% |
| Libor - 1 Year | 139 | 48,223,183 | 5.33 | 346,929 | 706 | 79.19 |
| Treasury - 1 Year | 6 | 1,603,831 | 0.18 | 267,305 | 710 | 83.57 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** | **94.48%** |

## Maximum Mortgage Rate of the Group II Loans

| Range of Maximum Mortgage Rate (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 6.000 - 6.999 | 1 | $214,528 | 0.02% | $214,528 | 668 | 90.00% |
| 9.000 - 9.999 | 7 | 1,989,179 | 0.22 | 284,168 | 722 | 78.64 |
| 10.000 - 10.999 | 70 | 30,498,330 | 3.37 | 435,690 | 711 | 76.92 |
| 11.000 - 11.999 | 135 | 32,600,989 | 3.60 | 241,489 | 697 | 85.23 |
| 12.000 - 12.999 | 794 | 152,404,143 | 16.84 | 191,945 | 672 | 93.21 |
| 13.000 - 13.999 | 1,714 | 276,075,399 | 30.51 | 161,071 | 643 | 94.72 |
| 14.000 - 14.999 | 2,048 | 274,780,540 | 30.37 | 134,170 | 620 | 96.42 |
| 15.000 - 15.999 | 950 | 115,802,473 | 12.80 | 121,897 | 608 | 97.83 |
| 16.000 - 16.999 | 179 | 19,472,208 | 2.15 | 108,783 | 615 | 98.11 |
| 17.000 - 17.999 | 7 | 773,848 | 0.09 | 110,550 | 589 | 96.56 |
| 23.000 - 23.999 | 1 | 261,794 | 0.03 | 261,794 | 585 | 95.00 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** | **94.48%** |

## Note Margin of the Group II Loans

| Range of Note Margin(%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 2.000 - 2.499 | 142 | $50,554,338 | 5.59% | $356,016 | 706 | 78.80% |
| 2.500 - 2.999 | 161 | 28,808,355 | 3.18 | 178,934 | 699 | 89.21 |
| 3.000 - 3.499 | 12 | 2,684,926 | 0.30 | 223,744 | 682 | 87.17 |
| 3.500 - 3.999 | 28 | 5,499,811 | 0.61 | 196,422 | 685 | 84.13 |
| 4.000 - 4.499 | 18 | 4,761,665 | 0.53 | 264,537 | 697 | 89.75 |
| 4.500 - 4.999 | 11 | 2,027,976 | 0.22 | 184,361 | 640 | 75.18 |
| 5.000 - 5.499 | 166 | 28,154,091 | 3.11 | 169,603 | 649 | 93.43 |
| 5.500 - 5.999 | 301 | 55,356,085 | 6.12 | 183,907 | 677 | 94.08 |
| 6.000 - 6.499 | 368 | 67,911,797 | 7.51 | 184,543 | 675 | 96.85 |
| 6.500 - 6.999 | 641 | 111,988,147 | 12.38 | 174,708 | 655 | 94.98 |
| 7.000 - 7.499 | 774 | 121,736,071 | 13.45 | 157,282 | 642 | 94.59 |
| 7.500 - 7.999 | 982 | 143,469,581 | 15.86 | 146,099 | 628 | 95.62 |
| 8.000 - 8.499 | 878 | 111,185,233 | 12.29 | 126,635 | 612 | 96.50 |
| 8.500 - 8.999 | 794 | 95,769,064 | 10.58 | 120,616 | 598 | 97.00 |
| 9.000 - 9.499 | 407 | 50,044,126 | 5.53 | 122,959 | 595 | 97.90 |
| 9.500 - 9.999 | 159 | 18,689,517 | 2.07 | 117,544 | 591 | 98.46 |
| 10.000 - 10.499 | 48 | 4,781,808 | 0.53 | 99,621 | 593 | 99.27 |
| 10.500 - 10.999 | 14 | 1,293,133 | 0.14 | 92,367 | 579 | 95.47 |
| 11.500 - 11.999 | 1 | 69,934 | 0.01 | 69,934 | 589 | 100.00 |
| 12.000 - 12.499 | 1 | 87,776 | 0.01 | 87,776 | 620 | 100.00 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** | **94.48%** |

### Next Interest Rate Adjustment Date of the Group II Loans

| Next Interest Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| January-2005 | 2 | $580,768 | 0.06% | $290,384 | 653 | 93.15% |
| February-2005 | 5 | 919,602 | 0.10 | 183,920 | 694 | 88.71 |
| March-2005 | 13 | 2,142,184 | 0.24 | 164,783 | 677 | 86.27 |
| April-2005 | 2 | 955,200 | 0.11 | 477,600 | 672 | 86.12 |
| May-2005 | 1 | 71,296 | 0.01 | 71,296 | 636 | 99.00 |
| August-2005 | 1 | 230,333 | 0.03 | 230,333 | 753 | 72.00 |
| October-2005 | 4 | 1,433,950 | 0.16 | 358,488 | 730 | 79.11 |
| March-2006 | 3 | 240,470 | 0.03 | 80,157 | 644 | 100.83 |
| April-2006 | 6 | 738,732 | 0.08 | 123,122 | 615 | 95.24 |
| May-2006 | 15 | 2,098,903 | 0.23 | 139,927 | 603 | 92.25 |
| June-2006 | 39 | 5,839,851 | 0.65 | 149,740 | 636 | 94.87 |
| July-2006 | 223 | 36,045,246 | 3.98 | 161,638 | 647 | 96.07 |
| August-2006 | 1,275 | 203,738,045 | 22.52 | 159,795 | 638 | 95.91 |
| September-2006 | 2,666 | 379,425,196 | 41.93 | 142,320 | 633 | 96.05 |
| October-2006 | 669 | 95,408,278 | 10.54 | 142,613 | 621 | 94.81 |
| November-2006 | 1 | 80,770 | 0.01 | 80,770 | 660 | 90.00 |
| February-2007 | 1 | 146,964 | 0.02 | 146,964 | 649 | 90.00 |
| April-2007 | 1 | 56,842 | 0.01 | 56,842 | 574 | 80.00 |
| May-2007 | 1 | 173,950 | 0.02 | 173,950 | 675 | 100.00 |
| June-2007 | 9 | 2,342,632 | 0.26 | 260,292 | 698 | 87.83 |
| July-2007 | 64 | 10,548,758 | 1.17 | 164,824 | 646 | 92.77 |
| August-2007 | 155 | 26,347,698 | 2.91 | 169,985 | 654 | 91.99 |
| September-2007 | 351 | 52,758,387 | 5.83 | 150,309 | 652 | 93.22 |
| October-2007 | 191 | 28,043,242 | 3.10 | 146,823 | 639 | 90.80 |
| June-2009 | 1 | 124,663 | 0.01 | 124,663 | 719 | 80.00 |
| July-2009 | 1 | 700,000 | 0.08 | 700,000 | 747 | 71.00 |
| August-2009 | 38 | 16,529,602 | 1.83 | 434,990 | 712 | 77.16 |
| September-2009 | 139 | 28,009,882 | 3.10 | 201,510 | 689 | 86.76 |
| October-2009 | 26 | 8,203,004 | 0.91 | 315,500 | 719 | 80.63 |
| September-2011 | 2 | 318,985 | 0.04 | 159,492 | 759 | 80.00 |
| October-2011 | 1 | 620,000 | 0.07 | 620,000 | 774 | 80.00 |
| **Total:** | **5,906** | **$904,873,433** | **100.00%** | **$153,213** | **640** | **94.48%** |

# CSFB Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Asset Finance:** | Brendan J. Keane | (212) 325-6459 |
| | John Herbert | (212) 325-2412 |
| | Kenny Rosenberg | (212) 325-3587 |
| | Ryan T. Stroker | (212) 325-0391 |
| | Tasos Argeros – Collateral | (212) 325-0392 |
| | David Steinberg – Collateral | (212) 325-2774 |
| | Balazs Foldvari – Structuring | (212) 538-3549 |
| **Asset Backed Syndication:** | Tricia Hazelwood | (212) 325-8549 |
| | Melissa Simmons | (212) 325-8549 |
| | Jim Drvostep | (212) 325-8549 |

# Rating Agency Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Moody's:** | Phoebe Yu | (212) 553-3712 |
| **S&P:** | Erik Lukacsko | (212) 438-2534 |
| | Kyle Beauchamp | (212) 438-2505 |